UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.03 1/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 744,071
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 744,071
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*

All percentage ownership reported in this Schedule 13D is based on 10,513,075 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.03 1/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 882610108	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 744,071
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 744,071
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 744,071
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 744,071
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 10 pages

This Amendment No. 10 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006, June 13, 2006, August 17, 2006, October 9, 2006, November 1, 2006, November 16, 2006, May 22, 2007 and June 15, 2007 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.03 1/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 1. Security and Issuer.

This statement relates to sub-share certificates in certificates of proprietary interest, par value $0.03 1/3 each (the “Shares”) of Texas Pacific Land Trust (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 1670, Dallas, Texas 75201.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor to the following investment funds that directly hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Global Alpha Fund LP, a Delaware limited partnership; Mercury Global Alpha Offshore Fund, Ltd., a British Virgin Island Company; and Mercury Special Situations Leveraged Fund LP, a Delaware limited partnership (collectively, the “Funds”). Messrs. Jarvis and MacLean are the managing members of Advisors.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $24,469,381.67. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Find, Ltd., Silvercreek SAV LLC, Mercury Global Alpha Fund LP, Mercury Global Alpha Offshore Fund, Ltd. and Mercury Special Situations Leveraged Fund, LP owned beneficially 126,303; 266,767; 736; 1,500; 61,971; 64,025; 14,691; and 208,078 Shares, respectively, representing approximately 1.2%; 2.5%; <0.1%; <0.1%; 0.6%; 0.6%; 0.1%; and 2.0% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 744,071 Shares, constituting 7.1% of the 10,513,075 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 744,071 Shares, constituting 7.1% of the 10,513,075 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 744,071 Shares, constituting 7.1% of the 10,513,075 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 6 of 10 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.****
Exhibit I	Press Release, dated November 15, 2006.****
Exhibit J	Letter to the General Agent of Texas Pacific Land Trust, dated May 22, 2007.*****
Exhibit K	Letter to the General Agent of Texas Pacific Land Trust, dated June 15, 2007.******

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

**** Previously filed with the Schedule 13D/A on November 16, 2006.

***** Previously filed with the Schedule 13D/A on May 22, 2007.

****** Previously filed with the Schedule 13D/A on June 15, 2007.

CUSIP No. 882610108	13D/A	Page 7 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: January 11, 2008	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 8 of 10 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.****
Exhibit I	Press Release, dated November 15, 2006.****
Exhibit J	Letter to the General Agent of Texas Pacific Land Trust, dated May 22, 2007.*****
Exhibit K	Letter to the General Agent of Texas Pacific Land Trust, dated June 15, 2007.******

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

**** Previously filed with the Schedule 13D/A on November 16, 2006.

***** Previously filed with the Schedule 13D/A on May 22, 2007.

****** Previously filed with the Schedule 13D/A on June 15, 2007.

CUSIP No. 882610108	13D/A	Page 9 of 10 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/12/2007	400.00	49.29
11/29/2007	500.00	46.59
11/29/2007	4300.00	45.65
12/17/2007	104.00	40.16
12/18/2007	710.00	41.19
12/19/2007	42.00	41.92
12/31/2007	792.00	45.75
01/02/2008	(2019.00)	43.76
01/03/2008	(1094.00)	43.62
01/04/2008	(608.00)	43.74
01/08/2008	(2987.00)	42.20
01/09/2008	(1000.00)	42.21

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/09/2007	(800.00)	49.78
11/14/2007	(100.00)	48.19
11/14/2007	(500.00)	47.43
11/15/2007	(2849.00)	46.56
11/16/2007	(200.00)	46.47
11/19/2007	(902.00)	46.64
11/20/2007	(755.00)	46.47
11/20/2007	(500.00)	46.92
11/20/2007	(100.00)	46.60
11/21/2007	(400.00)	46.22
12/04/2007	(1189.00)	46.07
12/05/2007	(2700.00)	46.24
12/06/2007	(1300.00)	46.01
01/04/2008	(100.00)	43.74
01/08/2008	(2000.00)	42.20
01/09/2008	(900.00)	42.21

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/12/2007	(5100.00)	49.53
11/13/2007	(7688.00)	47.37
11/14/2007	(300.00)	48.19
11/14/2007	(1100.00)	47.43
11/15/2007	(2558.00)	46.56
11/16/2007	(2600.00)	46.65
11/20/2007	(134.00)	46.47
12/05/2007	(2200.00)	46.24
12/06/2007	(1400.00)	46.01

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/12/2007	(1000.00)	44.06
12/17/2007	(262.00)	37.74
01/09/2008	(100.00)	42.21

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/12/2007	(2100.00)	44.06
12/17/2007	(502.00)	37.74
01/09/2008	(200.00)	42.21

CUSIP No. 882610108	13D/A	Page 10 of 10 pages

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/09/2007	(200.00)	49.78
11/13/2007	(412.00)	47.37
11/14/2007	(100.00)	48.19
11/14/2007	(400.00)	47.43
11/15/2007	(893.00)	46.56
11/19/2007	(162.00)	46.64
11/20/2007	(111.00)	46.47
11/20/2007	(100.00)	46.92
11/26/2007	(100.00)	46.22
11/26/2007	(400.00)	45.60
11/27/2007	(3800.00)	45.64
11/29/2007	(1200.00)	45.57
11/29/2007	(4300.00)	45.59
11/30/2007	(800.00)	45.64
12/03/2007	(400.00)	45.63
12/07/2007	(1200.00)	45.68
12/10/2007	(4422.00)	45.05
12/17/2007	(17858.00)	38.20
12/17/2007	(1036.00)	37.74

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/15/2007	244.00	47.46
11/16/2007	400.00	47.94
11/19/2007	100.00	46.51
11/20/2007	100.00	46.36
11/27/2007	250.00	45.66

Mercury Global Alpha Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/15/2007	156.00	47.46
11/16/2007	300.00	47.94
11/20/2007	200.00	46.36
11/27/2007	150.00	45.66
12/28/2007	(36.00)	44.88

Mercury Special Situations Leveraged Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/10/2007	200.00	44.96
12/17/2007	396.00	40.16
12/18/2007	990.00	41.19
12/19/2007	58.00	41.92
12/28/2007	600.00	44.91
12/31/2007	508.00	45.75

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.